SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                             ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Exhibit 1   Cautionary   Statement   for  the  Purposes  of  the  "Safe  Harbor"
            Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 February 3, 2005 Press Release Announcing Futuremedia Awarded Major E-Learning Contract by UK Crown Prosecution Service.

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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By:    /s/ Leonard Fertig
       -----------------------
       Leonard Fertig
       Chief Executive Officer

Date:  February 3, 2005

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


                                    EXHIBIT 1


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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

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

                                    EXHIBIT 2

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

PRESS RELEASE

 FUTUREMEDIA AWARDED MAJOR E-LEARNING CONTRACT BY UK CROWN PROSECUTION SERVICE

BRIGHTON, UK--Feb 3, 2005 -- The UK Crown Prosecution Service (CPS) has awarded a two-year contract to Futuremedia (NasdaqSC:FMDAY) to develop customised courses for the CPS's Learning and Development Department. The contract provides for an initial payment of up to GBP 350,000 (US$ 655,000) expected upon delivery of the first order, currently anticipated for the end of March 2005, and could result in additional revenues over the duration depending on the number of courses developed.

Courses will include Law, Leadership and Management, Business Support and Personal Development. Part of the content is the Lawyers Induction, directed at new lawyers joining the CPS. As part of their initial training, new lawyers will be able to take part in modules covering the Code for Crown Prosecutors, and the Police And Criminal Evidence Act (PACE), which includes powers of arrest and identification, the Bail Act, and custody time limits.

Leonard M. Fertig, Chief Executive Officer of Futuremedia, commented: "We are delighted to have been chosen to work with the Crown Prosecution Service on this exciting new initiative to benefit professional development. During the tendering process we faced stiff competition, but we believe that Futuremedia's experience and quality offering in this field led to the awarding of the contract. As one of the UK's key front line civil service departments, the CPS is a good example of the use and benefits of e-learning."

Shelagh O'Leary, Crown Prosecution Service, added: "Following the success of our first programme on vulnerable witnesses called 'Speaking Up for Justice,' we wanted significantly to increase the availability of CPS-specific e-learning for our staff. Futuremedia provided us with excellent advice, support and resources throughout the whole project and is considered a valued and trusted partner, with whom we will continue to develop our e-learning offering."

About the Crown Prosecution Service

The Crown Prosecution Service is responsible for prosecuting people in England and Wales who have been charged by the police with a criminal offence. This role includes: - advising the police on possible prosecutions - reviewing prosecutions started by the police (to make sure the right defendants are prosecuted on the right charges) - preparing cases for court - prosecuting cases at the Magistrates Court - instructing counsel to prosecute in the Crown Court and higher courts.

More information can be found on http://www.cps.gov.uk.

About Futuremedia

Futuremedia is a leading company in the e-Learning market with 20 years experience in providing technology-based solutions to public and private sector organisations. Services include: learning consultancy, custom made learning programmes, an extensive library of published courseware titles and needs analysis and follow up of individual employees. Futuremedia has developed Aktivna, a full suite of Learning Management Solutions, and ELSA, an interactive learning system.

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

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions.

More information is available on www.futuremedia.co.uk.

"Safe  Harbor"  Statement  under Section 21E of the  Securities  Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products, the risk that customer contracts (such as the UK CPS contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     Contact Information:
     Futuremedia plc, Brighton, UK
     Leonard M. Fertig, CEO
     +44-1273-829-700

     Annemieke Blondeel
     IR for Futuremedia
     +44-1308-863-871
     ir@futuremedia.co.uk

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